UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com”. Information contained on our website is not incorporated by reference into this report.

Media Release

Changes to the Executive Board

Zurich, February 7, 2020 – The Board of Directors of Credit Suisse Group has unanimously accepted the resignation of Tidjane Thiam and appointed Thomas Gottstein as the new CEO of Credit Suisse Group AG.

The Board of Directors, at its meeting of February 6, 2020, accepted Tidjane Thiam’s resignation as Group CEO, effective February 14, 2020. He will step down following the presentation of the fourth quarter and full-year results 2019. The Board appointed Thomas Gottstein as Group CEO.

Urs Rohner, Chairman of the Board of Directors, stated: “Under Tidjane’s leadership, Credit Suisse simultaneously repurposed our strategy, restored our capital, reduced our costs, de-risked our business, promoted diversity and engendered an exceptional level of co-operation between various divisions. Credit Suisse is in good health and we have a deep bench of talent which can build on his achievements.”

“Tidjane has made an enormous contribution to Credit Suisse since he joined us in 2015. It is to his credit that Credit Suisse is standing on a very solid foundation and has returned successfully to profit. The Board of Directors and I wish Tidjane all the best for his future endeavors.”

Tidjane Thiam, outgoing Group CEO of Credit Suisse, said: “I have agreed with the Board that I will step down from my role as CEO. I am proud of what the team has achieved during my tenure. We have turned Credit Suisse around. In particular, we have grown our leading Wealth Management franchise, reenergised our Global Markets business and pursued a bespoke regional approach to client coverage.”

“I will be an enthusiastic supporter of my colleagues, as they continue to build momentum in the business. I want to extend my heartfelt thanks to all at Credit Suisse for their support in my work. I will be forever grateful.”

“I had no knowledge of the observation of two former colleagues. It undoubtedly disturbed Credit Suisse and caused anxiety and hurt. I regret that this happened and it should never have taken place.”

Severin Schwan, Lead Independent Director, stated: “Urs Rohner has led the Board of Directors commendably during this turbulent time. After careful deliberations, the Board has been unanimous in its actions, as well as in reaffirming its full support for the Chairman to complete his term until April 2021.”

Thomas Gottstein, the newly appointed Group CEO, has more than 30 years of experience in the banking industry, including more than 20 years with Credit Suisse. His track record is based on management roles in Investment Banking (for which he spent 13 years in London) as well as in Private Banking. In his role as CEO of Credit Suisse (Switzerland) Ltd. and member

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Media Release

of the Executive Board, he has been responsible for our home market since 2015. During his tenure, the Swiss business increased its contribution to the Group income before taxes from CHF 1.6 billion to CHF 2.1 billion.

Commenting on the change in leadership of Credit Suisse, Chairman Urs Rohner said: “Based on his deep and comprehensive experience in our business and in view of his impressive performance as head of our Swiss bank and his respect amongst our clients and employees, Thomas Gottstein is excellently positioned to lead Credit Suisse into the future. We are happy to announce him as a strong internal successor to our current leadership. I am grateful to him for taking on this responsibility and look forward to working with him in his new role.”

Thomas Gottstein said: “I am grateful to the Board of Directors for the trust they have placed in me. I am looking forward to devoting my full energy to this treasured bank, its clients and shareholders. I am most proud of our 50’000 employees, who do tremendous work every day. Additionally, I want to say thank you to Tidjane Thiam for his support and partnership.”

André Helfenstein will succeed Thomas Gottstein as the CEO of Credit Suisse (Switzerland) Ltd., effective February 14, 2020 and become a member of the Executive Board of Credit Suisse Group AG. André Helfenstein is currently responsible for our institutional clients business in Switzerland, and is a member of the Executive Board of Credit Suisse (Switzerland) Ltd. and the Swiss Universal Bank Management Committee.

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Media Release

Professional history Thomas Gottstein

1999 - present	Credit Suisse

• CEO of Credit Suisse (Switzerland) Ltd. (2016-present)
• CEO Swiss Universal Bank (2015-present)
• Head of Premium Clients Switzerland & Global External Asset Managers (2014–2015)
• Head of Investment Banking Coverage Switzerland (2010–2013)
• Co-Head of Equity Capital Markets EMEA (2007–2009)
• Head Equity Capital Markets Switzerland, Austria and Scandinavia (2005–2007), London
• Head Equity Capital Markets Switzerland (2002–2005), Zurich
• Investment Banking Department Switzerland (1999–2002), London

1990 - 1999	UBS
• Telecoms Investment Banking und Equity Capital Markets, London (1993-1999) • Group Controlling, Zurich (1990-1993)
Education
1995	PhD in Finance and Accounting, University of Zurich
1989	Degree in Business Administration and Economics, University of Zurich

Professional history André Helfenstein

2007 - present	Credit Suisse

• Head Institutional Clients, Credit Suisse (Switzerland) Ltd. (2017-present)
• Head Corporate & Institutional Clients Switzerland (2015-2016)
• Region Head Zurich and Head Private Banking Region Zurich (2013–2015)
• Region Head Zurich Private Clients (2010–2012)
• Head Products, Sales & Pricing, Global Private Banking (2007–2010)

1996 - 2007	The Boston Consulting Group (BCG)
• Head of BCG Financial Services Practice Switzerland (2007) • Partner & Managing Director, Zurich and New York (1996–2007)
Education
1992	Master in Business Administration, University of St. Gallen
1989	Certificate in Psychology / Sociology, Université de la Sorbonne Paris

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Media Release

Further Information
Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,440 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2020 and beyond;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other creditrelated exposures;
-	the ability to achieve our strategic goals, including those related to our targets and financial goals;
-	the ability of counterparties to meet their obligations to us;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political and social developments, including war, civil unrest or terrorist activity;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	the risk of cyber attacks, information or security breaches or technological failures on our business or operations;
-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
-	actions taken by regulators with respect to our business and practices and possible resulting changes to our business
-	organization, practices and policies in countries in which we conduct our operations;
-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct
-	our operations ;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell noncore assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Claude Jehle
Claude Jehle
Director

/s/ Flavio Lardelli
Flavio Lardelli
Date: February 7, 2020		Director